Exhibit 99.1

BIOBLAST PHARMA LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

General

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of Bioblast Pharma Ltd. (the “Company” or “Bioblast”) will be held on February 22, 2019, at noon Israel Time, at the offices of the Company’s Israeli counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (the “Meeting”), for the following purpose:

To appoint Yarel+Partners, Certified Public Accountants as the Company’s independent registered public accounting firm until the next Annual Meeting and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2018.

Background

On November 19, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (“Enlivex”), and Treblast Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Bioblast (“Merger Sub”), pursuant to which Merger Sub will merge (the “Merger”) with and into Enlivex, with Enlivex surviving as the continuing company in the Merger and becoming wholly owned by Bioblast upon the terms and subject to the conditions set forth in the Merger Agreement.

On December 27, 2018, the shareholders of the Company approved, among other things, certain resolutions required to allow for the closing of the transactions contemplated under the Merger Agreement, as well as appointing Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next Annual Meeting and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2018.

Recently Enlivex approached the Company and requested that the Company will convene a shareholders meeting to approve the appointment of Yarel+Partners, Certified Public Accountants, who is the existing independent registered public accounting of Enlivex, as the Company’s independent registered public accounting firm in lieu of Kost, Forer, Gabbay & Kasierer. This will allow the post closing merged company to complete preparation of the financial statements of the merged company for the year ended December 31, 2018, as required in order to timely file the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. The Company’s Board of Directors resolved to accept Enlivex’s request, and to convene an Extraordinary General Meeting of the Shareholders of the Company for the purpose of appointing the Company’s independent registered public accounting firm instead of Kost, Forer, Gabbay & Kasierer.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company’s Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Capital Market on February 5, 2019 (the “Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. They are also entitled to notice of the Meeting and to vote at the Meeting if they held ordinary shares of the Company par value NIS 0.05 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder’s Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder’s Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at the offices of our Israeli legal counsel, Zysman, Aharoni, Gayer & Co. at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel, by February 21, 2019 at 5:00 pm Israel time, (together with the foregoing proof of ownership). If mailing your proxy card in the enclosed envelope, it must be received by our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by 3:00 pm Eastern time on February 21, 2019 (an earlier deadline may apply for shares held in street name, as may be indicated in the instructions provided to you with your proxy card).

If you sign and return the enclosed proxy card, your shares will be voted as abstained of all of the proposed resolutions, whether or not you specifically indicate a “ABSTAIN” vote, unless you specifically vote in favor or vote against a specific resolution.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,

/s/ Dr. Dalia Megiddo

Dr. Dalia Megiddo
Interim, Chief Executive Officer

January 31, 2019